EXHIBIT 77Q1(b)
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND
INCORPORATED
(the "Fund")


Investment Policy Modifications

Summary of Risks and Benefits

       At their January 21, 2005 meeting (the "Meeting"), the Fund's Board of Directors (the "Board") approved the use of interest rate swaps, swap futures and Eurodollar futures contracts for interest rate hedging purposes. The new policy will allow the Fund to further diversify potential hedging instruments beyond Treasury-based contracts, potentially improving hedge performance or lowering cost.

       The Board also approved the sale of credit derivatives as an alternative to buying a corporate security, up to a limit of one-third of Fund assets. This will allow the Fund to pursue various "synthetic asset" strategies, whereby it can acquire exposure to particular credits and manage its interest rate exposure more efficiently than it could dealing only in cash securities. In essence, there may be times when Fund management can sell credit protection via credit derivatives at wider spreads (or with better call protection) than where Fund management can purchase a portfolio security, resulting in higher returns for shareholders. Fund management will not use credit derivatives to leverage credit exposure, but rather as an alternative to buying a security of a particular issuer. The ability to buy and sell synthetic assets offers another way for active management of the Fund to add value to shareholders.

       Of course, using derivative securities entails risks. There are counterparty risks on over-the-counter derivatives and exchange-traded futures contracts. These risks are limited by proper documentation, collateralization, daily valuation, and the high credit standing of approved swap counterparties and the futures exchanges, but the Fund is exposed to valuation changes in a contract between the time the collateral or margin requirement arises and when it receives such collateral or margin payments. Second, there is basis risk between the derivative contracts and the Fund's investments. LIBOR-based hedges may or may not correlate with underlying portfolio assets as well as our current Treasury-based hedges, possibly resulting in poorer hedge performance. Credit derivatives may not perform in the same way as cash securities. In particular, the timing of payments on a credit default swap and the events that trigger those payments may be materially different than on a cash security, possibly requiring the Fund to liquidate assets at disadvantageous prices or leaving the Fund with additional interest rate risk. Fund management intend to monitor and evaluate those risks on an ongoing basis, but shareholders should be aware that they exist.

       The Board approved rules to permit the Fund to buy or sell option spreads, which may allow the Fund to reduce the cost of hedging or add total return in periods of high implied volatility. The Fund has always had the ability to sell options, but the new policy clarifies the special situation of selling options when much or all of its risk is covered by a long position in another option. However, the sale of any option may limit the return on an asset (for example, in the case of a call spread) or reduce the protection from a hedge (for example, in the case of a put spread), possibly resulting in poorer performance.

       Finally, the Board authorized the Fund to engage in securities lending on up to 15% of total assets. Certain securities held by the portfolio may be lent profitably by the Fund. Proceeds from any securities loan will be invested in a fund managed according to SEC guidelines applicable to money market funds. Essentially, Fund management would borrow money at a rate lower than where Fund management would reinvest the proceeds. Fund management would not take incremental interest rate risk, as both the borrowing and reinvestment would be short- term. There are risks to securities lending, however. There is counterparty risk on the securities lending side of the transaction. Although risk is limited since the loan is collateralized by cash, the Fund could suffer losses if the counterparty fails to return securities that have risen in value. There is also investment risk on the proceeds from the securities loans: These monies are invested in short-term investments, and if those investments lose value, the Fund will still owe the amount borrowed. Fund management intend to mitigate this risk by investing proceeds from securities lending in a short-term fund managed according to SEC guidelines applicable to money market funds.

G:\Clients\Preferred\FLC\N-SAR\053105\FLC Exhibit 77Q1(b) - 053105.doc